

Gretchen Wilson

Senior Consultant at Collaborative Solutions Group LLC

Greater Boston Area

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 **Collaborative Solutions Group**

 **Le Moyne College**

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 **500+ connections**

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 Gretchen Wilson
Senior Consultant...

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Articles & activity

1,640 followers

 ### All Consultants are NOT created equal

Gretchen Wilson
Published on LinkedIn

Just say the word consultant in the financial services industry and some eyes will start to roll. You'll hear things like "I'm tired of consultants", "too high priced" and "th ...see more

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Congratulations Fergal! From Sun Life to Dilosk, you've always been ...

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Experience

 **Senior Executive Consultant**

Collaborative Solutions Group

Jul 2016 – Present · 2 yrs 4 mos
Greater Boston Area
Collaborative Solutions Group (CSG) is comprised of seasoned C-suite executives who leverage their experience and knowledge while collaborating with broker dealers and RIAs to craft solutions that drive their business forward.

CSG does this by:

- Helping to develop or refine business strategies
- Providing outside perspective and objectivity to navigate business and regulatory changes
- Implementing complex strategic initiatives



Hopsters

Business Partner

Hopsters

Jul 2013 – Present · 5 yrs 4 mos

Newton MA

Hopsters is Boston's first and only custom craft brewery and restaurant, bringing people together to experiment and create unique craft beers. Hopsters provides all aspects of the brewing process from start to finish - the hops and malt flavor selection, the blend and the ability to create cases of one's own signature brew with custom-designed labels. U... See more



BridgePoint Group, LLC

Senior Consultant

BridgePoint Group, LLC

Feb 2014 – Jul 2016 · 2 yrs 6 mos

Greater Boston Area



John Hancock Life Insurance Company (U.S.A.)

John Hancock Life Insurance Company (U.S.A.)

2 yrs 8 mos

AVP, Retirement Plan Operations

Mar 2011 – May 2013 · 2 yrs 3 mos

Toronto, Canada Area, Boston, MA



Head of Intellectual Property, U.S. Division

Oct 2010 – Mar 2012 · 1 yr 6 mos

Boston, MA



John Hancock

VP, Product Management & Due Diligence

John Hancock

Dec 2006 – Oct 2009 · 2 yrs 11 mos

Boston, MA

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Education



Le Moyne College

Le Moyne College

Bachelor of Science, Business Administration

1983 – 1987

Volunteer Experience



Northeastern University

Co-Founder Personal Finance Basics

Northeastern University

Sep 2010 – Sep 2010 • 1 mo

Education

Partnering with the Office of Alumni Relations, co-founded workshop series teaching financial literacy topics to undergraduate students. Topics included Financial Goals, Budgets, Saving, Investing, Debt Management as well as workshops on Networking and Creating a Personal Brand.



Boston Children's Hospital

Miles for Miracles Marathon Team

Boston Children's Hospital

Feb 2002 – Present • 16 yrs 9 mos

Children

10 Year member of the Boston Marathon Miles for Miracles team



Katie Lynch Foundation

Race Director

Katie Lynch Foundation

May 2010 – May 2013 • 3 yrs 1 mo

Health

Co-directed Annual Katie Lynch Half Marathon (formerly Heartbreak Hill Half Marathon), 5k and children's race in 2010, 2011, 2012 and 2013.

Skills & Endorsements

Financial Services · 51



Endorsed by **William Dron and 7 others who are highly skilled at this**

Endorsed by **2 of Gretchen's colleagues at Collaborative Solutions Group LLC**

Mutual Funds · 50



Endorsed by **Paul Cappuccio, who is highly skilled at this**

Endorsed by **2 of Gretchen's colleagues at Collaborative Solutions Group LLC**

Series 63 · 30

Patrick Borden and 29 connections have given endorsements for this skill

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